                                               Filed Pursuant to Rule: 424(b)(3)
                                                      Registration No: 333-41710
PROSPECTUS SUPPLEMENT
(To Prospectus dated August 11, 2000)

                               21,210,176 Shares

                        Applied Voice Recognition, Inc.

                                  Common Stock

   This Prospectus Supplement updates certain information set forth in our Prospectus dated August 11, 2000. The supplemental information includes, among other things, financial information contained in our quarterly report on Form 10-QSB for the quarter ended September 30, 2000, along with an updated Management's Discussion and Analysis of Financial Condition and Results of Operations and various recent developments.


          The date of this Prospectus Supplement is December 8, 2000.

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Consolidated Balance Sheets..............................................  S-3
Consolidated Statements of Operations....................................  S-4
Consolidated Statements of Cash Flow.....................................  S-5
Notes to the Unaudited Consolidated Financial Statements.................  S-6
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  S-9
Recent Developments...................................................... S-13

                APPLIED VOICE RECOGNITION, INC. AND SUBSIDIARIES
                                 DBA E-DOCS.NET

                          CONSOLIDATED BALANCE SHEETS

                                  (UNAUDITED)

                                                     September 30,  December 31,
                                                         2000           1999
                      ASSETS                         -------------  ------------
CURRENT ASSETS
  Cash and cash equivalents........................  $  1,323,583   $     53,529
  Accounts receivable, net of allowance of $71,600
   and $74,900, respectively.......................       468,560        258,668
  Other receivable.................................            --        747,137
  Deposits and prepaid expenses....................        35,386          6,074
  Deferred expense.................................        14,625             --
                                                     ------------   ------------
    TOTAL CURRENT ASSETS...........................     1,842,154      1,065,408
PROPERTY AND EQUIPMENT, NET........................       600,965        858,492
OTHER ASSETS
  Prepaid software rights..........................       360,900        970,900
  EPN development costs............................       399,580             --
  Other intangibles, net...........................       410,598        447,310
  Goodwill, net....................................       479,741        504,899
                                                     ------------   ------------
    TOTAL OTHER ASSETS.............................     1,650,819      1,923,109
                                                     ------------   ------------
    TOTAL ASSETS...................................  $  4,093,938   $  3,847,009
                                                     ============   ============
       LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Trade payables...................................  $    254,093   $    365,639
  Accrued expenses.................................       724,258      1,167,416
  Stock dividends payable..........................        12,875        246,774
  Current portion of preferred stock payable.......       473,543        474,000
  Note payable to related party....................       250,000        250,000
  Convertible notes payable........................       480,000             --
  Current portion of capital lease obligations.....        82,564         64,354
  Current portion of long-term debt................        58,333         65,977
                                                     ------------   ------------
    TOTAL CURRENT LIABILITIES......................     2,335,666      2,634,160
Preferred stock payable, net of current portion....       353,247        683,460
Capital lease obligations, net of current portion..       217,355        279,670
Long-term debt, net of current portion.............        58,334        141,091
                                                     ------------   ------------
    TOTAL LIABILITIES..............................     2,964,602      3,738,381
                                                     ------------   ------------
STOCKHOLDERS' EQUITY
  Preferred stock, $.10 par value, 2,000,000 shares
   authorized
    Series B, 0 and 1,680 shares issued and
     outstanding, respectively.....................            --            168
    Series 2, 2,978 and 500 shares issued and
     outstanding, respectively.....................           297             50
  Common stock, $.001 par, 50,000,000 shares
   authorized, 47,251,697 and 35,269,794 shares
   issued and outstanding, respectively............        47,252         35,269
  Paid-in capital..................................    21,511,726     18,199,066
  Accumulated deficit..............................   (20,429,939)   (18,125,925)
                                                     ------------   ------------
    TOTAL STOCKHOLDERS' EQUITY.....................     1,129,336        108,628
                                                     ------------   ------------
    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY.....  $  4,093,938   $  3,847,009
                                                     ============   ============

           See Notes to Unaudited Consolidated Financial Statements.

                APPLIED VOICE RECOGNITION, INC. AND SUBSIDIARIES
                                 DBA E-DOCS.NET

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                  (UNAUDITED)

                              Three Months Ended         Nine Months Ended
                                 September 30,             September 30,
                            ------------------------  ------------------------
                               2000         1999         2000         1999
                            -----------  -----------  -----------  -----------
Revenue:
  Medical Transcription.... $   644,892  $ 1,455,195  $ 1,866,283  $ 3,336,105
  Hardware, software and
   related.................          --           --           --      469,949
                            -----------  -----------  -----------  -----------
    TOTAL REVENUE..........     644,892    1,455,195    1,866,283    3,806,054
Cost of Sales:
  Medical Transcription....     470,201    1,104,624    1,408,711    2,400,539
  Hardware, software and
   related.................          --           --           --       52,567
                            -----------  -----------  -----------  -----------
    GROSS MARGIN...........     174,691      350,571      457,572    1,352,948
Operating expenses:
  Marketing and sales......      10,700      131,849       30,136      480,891
  General and
   administrative..........     693,823    1,423,852    1,937,206    5,363,371
  Write-down of prepaid
   software rights.........     610,000           --      610,000           --
  Research and
   development.............          --      188,549           --      684,414
                            -----------  -----------  -----------  -----------
    OPERATING LOSS.........  (1,139,832)  (1,393,679)  (2,119,770)  (5,175,728)
Other income (expense):
  Other income (expense)...          --      (40,450)          --      (98,849)
  Interest income..........       4,964       13,229       20,412       34,063
  Interest expense.........     (60,789)    (304,081)    (191,781)    (593,937)
                            -----------  -----------  -----------  -----------
    TOTAL OTHER INCOME
     (EXPENSE).............     (55,825)    (331,302)    (171,369)    (658,723)
                            -----------  -----------  -----------  -----------
    Net loss............... $(1,195,657) $(1,724,981) $(2,291,139) $(5,834,451)
                            ===========  ===========  ===========  ===========
  Basic and diluted loss
   per share............... $     (0.03) $     (0.12) $      (.06) $     (0.39)
                            ===========  ===========  ===========  ===========


           See Notes to Unaudited Consolidated Financial Statements.

                APPLIED VOICE RECOGNITION, INC. AND SUBSIDIARIES
                                 DBA E-DOCS.NET

                      CONSOLIDATED STATEMENTS OF CASH FLOW

                                  (UNAUDITED)

                                                         Nine Months Ended
                                                           September 30,
                                                      ------------------------
                                                         2000         1999
                                                      -----------  -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss........................................... $(2,291,139) $(5,834,451)
  Adjustments to reconcile net loss to net cash used
   in operating activities:
  Accretion of preferred stock obligations and
   warrant amortization..............................      92,873      472,593
  Depreciation and amortization......................     242,265      493,765
  Stock issued for compensation and services.........     245,874       38,445
  Write-down of prepaid software rights..............     610,000           --
  Changes in operating assets and liabilities:
  Accounts receivable................................    (209,892)    (819,061)
  Other receivable...................................     747,137           --
  Accounts payable and accruals......................     (17,068)     207,154
  Other, net.........................................     (43,937)     207,426
                                                      -----------  -----------
    Net cash used in operating activities............    (623,887)  (5,234,129)
CASH FLOW FROM INVESTING ACTIVITIES:
  Cash paid for acquisitions.........................          --     (736,857)
  Purchase of property and equipment.................     (49,277)  (1,019,698)
  Capitalized development costs......................    (244,580)          --
                                                      -----------  -----------
    Net cash used in investing activities............    (293,857)  (1,756,555)

CASH FLOW FROM FINANCING ACTIVITIES:
  Proceeds from issuance of preferred stock and
   warrants..........................................          --    4,670,000
  Proceeds from the issuance of common stock.........   1,000,000           --
  Proceeds from issuance of debt and warrants........     480,000    2,154,965
  Proceeds from the exercise of common stock options
   and warrants......................................     842,304       10,000
  Debt and capital lease repayments..................    (134,506)    (780,161)
                                                      -----------  -----------
    Net cash provided by financing activities........   2,187,798    6,054,804
NET INCREASE (DECREASE) IN CASH......................   1,270,054     (935,880)

CASH AND CASH EQUIVALENTS:
  Beginning of period................................      53,529    1,377,913
                                                      -----------  -----------
  End of period...................................... $ 1,323,583  $   442,033
                                                      ===========  ===========

           See Notes to Unaudited Consolidated Financial Statements.

                APPLIED VOICE RECOGNITION, INC. AND SUBSIDIARIES
                                 DBA E-DOCS.NET

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2000
                                  (UNAUDITED)

1.BASIS OF PRESENTATION

   The accompanying unaudited interim financial statements of Applied Voice Recognition, Inc., a Delaware corporation (the "Company"), have been prepared in accordance with generally accepted accounting principles and the rules of the Securities and Exchange Commission (the "SEC"), and should be read in conjunction with the audited financial statements and notes thereto contained in the Company's latest Annual Report filed with the SEC on Form 10-KSB. All significant intercompany accounts and transactions have been eliminated. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the Company's financial position and the results of operations for the interim periods presented have been reflected herein. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year. Notes to the financial statements which would substantially duplicate the disclosure contained in the audited financial statements for the most recent fiscal year, 1999, as reported in the Form 10-KSB, have been omitted.

   The Company has incurred significant losses and cash deficits since inception. The Company has been dependent upon outside financing to develop its software products and to provide working capital. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

   Beginning in the fourth quarter of 1999, the Company suspended its acquisitions program and focused on restructuring the core operations of the transcription companies acquired. As of December 31, 1999, the Company had reduced its corporate head count from 35 to 7 and had sold its operations in Manila, New York, New Jersey and a portion of its Houston operations. These actions reduced the monthly losses by approximately $300,000, while reducing revenue by $250,000 per month.

   Since the Company's announcement of its restructuring on January 7, 2000, liquidity has significantly improved. Gross revenues averaging approximately $200,000 per month have been achieved, warrants and options were exercised resulting in net proceeds to the Company of approximately $840,000 and common stock and convertible notes payable were sold in Private Placements for net proceeds of approximately $1.5 million. Management believes current resources and additional financing commitments are adequate to fund the development costs of the e-DOCS Physician's Network (the "EPN") as well as the Company's working capital needs through January 2001.

   It will be necessary for the Company to raise additional capital for the continued implementation and marketing of the EPN during 2001. There are no assurances that the necessary capital will be obtained.

   Certain reclassifications have been made to prior year balances in order to be consistent with current year presentation.

2.E-DOCS PHYSICIAN NETWORK

   The e-DOCS Physician Network is designed to provide a secure, browser-based document handling solution directed at the independent transcription company and the nation's 637,000 physicians. The EPN will provide an efficient Internet-based delivery system for medical transcription documents and an infrastructure for capturing, organizing, storing and retrieving medical information. The services may include medical transcription and storage, training, legacy system integration, and the electronic storage and retrieval of the physician's hand written notes of a patient encounter. The EPN is designed to simplify how physicians interact with medical information, without attempting to change their current practice methodology. In addition, we

                APPLIED VOICE RECOGNITION, INC. AND SUBSIDIARIES
                                 DBA E-DOCS.NET

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

                                  (UNAUDITED)

believe the EPN will provide a streamlined, more efficient medical billing and accounts receivable management process for physicians.

   Coding on the initial version of the EPN has been completed, testing is in process and the launch of the EPN is scheduled during the fourth quarter of 2000. The Company has completed several contracts with national service providers to the medical community including contracts with VERISIGN to provide internet trust services for secure e-commerce; PROFESSIONAL MEDICAL Insurance Services ("PMIS"), which would allow EPN members to receive discounts of up to 25% on their malpractice insurance; MEDCAREERS.COM, which features the largest online database of healthcare jobs on the Internet; FIRST BANK OF BEVERLY HILLS to provide an array of services to secure and protect EPN transactions; as well as MAPQUEST and ACCUWEATHER.

3.STOCKHOLDERS' EQUITY

   On February 23, 2000, the Company issued 1,902 shares of Series 2 Preferred Stock as planned deferred purchase price payments for transcription company acquisitions. A total of 1,258 of these shares were subsequently converted into 82,822 shares of common stock.

   On February 28, 2000, the Company issued 1,054,852 shares of common stock in lieu of cash salaries, expense reimbursements, and severance pay to an officer of the Company and to two former officers.

   During the month of February 2000, the Series B Preferred Stockholders converted 760 shares of Series B Preferred Stock in exchange for 991,888 shares of the Company's common stock. In connection with these conversions, the Company issued 130,526 shares of accrued common stock dividends. Effective as of March 11, 2000, the remaining 920 shares of Series B Preferred Stock and related accrued dividends of $96,759 were automatically converted into 560,766 shares of common stock.

   In March 2000, 500 shares of Series 2 Preferred Stock, previously issued as a planned deferred purchase price payment for the acquisition of Linda R. Willhite Transcription, were converted into 32,953 shares of common stock.

   During March and April 2000, certain employees and several third party individuals exercised stock options and stock warrants to purchase common stock. As the result of this, the Company issued 685,378 shares of common stock.

   In May 2000, the Company issued 163,583 shares of common stock as required by the Forebearance Agreement between the Company and the previous owners of Cornell Transcription, Inc.

   In May 2000, the Company issued and held in escrow 2,333 shares of Series 2 Preferred Stock. The shares were part of the planned deferred payments for the acquisition of A Word Above, Inc.

   In May 2000, the Company issued 572,132 shares of common stock to Lonestar Medical Transcription USA, Inc. in a cashless exercise of a warrant to purchase 800,000 shares of the Company's common stock.

   In May 2000, the Company issued 58,000 shares of common stock as contingent purchase price for the acquisition of PRN Transcription, Inc.

   In July 2000, the Company issued 500,000 shares of common stock as payment for software development efforts with a value of $125,000. Also in July and August 2000 the Company issued 356,500 shares of common

                APPLIED VOICE RECOGNITION, INC. AND SUBSIDIARIES
                                 DBA E-DOCS.NET

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

                                  (UNAUDITED)

stock to officers, employees and consultants in lieu of cash payments of $89,125. These shares were issued pursuant to the Company's 1997 Incentive Plan.

   In August 2000, the Company issued 109,307 shares of common stock as payment for penalty interest of $114,663. The interest related to the inability of the Company to register shares issued in the acquisition of Cornell Transcription, Inc. prior to December 31, 2000.

   In a Private Placement transaction in September 2000, the Company issued 6,666,666 shares of the Company's common stock for a total of $1,000,000. In addition, a warrant to purchase 1,000,000 shares at $.15 per share was issued to the placement agent as compensation for assistance in arranging the transaction.

   In September 2000, the Company issued six convertible notes in the aggregate amount of $480,000. The notes are convertible into a number of shares of common stock equal to the principal amount of the promissory notes, plus accrued and unpaid interest, divided by the lesser of $.15 or the lowest per share price that we have sold shares of common stock between September 1, 2000 and the conversion date.

   We currently do not have sufficient authorized common stock for issuance upon conversion of the notes described above or certain other convertible securities; however upon adoption of an amendment to our certificate of incorporation to increase our authorized common stock, the convertible notes will automatically convert into the number of shares of common stock computed as per the agreements as described above. A proposal to increase our authorized capital stock to 85 million will be considered and voted on at our 2000 annual meeting of stockholders, which is anticipated to be held in December 2000.

4.COMMITMENTS AND CONTINGENCIES

   A Registration Statement of Form SB-2 became effective on August 11, 2000, registering for resale 21,210,176 shares of the Company's common stock. This included the shares required to be registered pursuant to various agreements, including an extension agreement with Cornell Transcription, Inc.

5.PREPAID SOFTWARE RIGHTS

   During 1999, the Company shifted its business focus away from voice recognition technology, discontinuing development of VoiceCommander99(TM). Effective December 20, 1999, in connection with the sale of certain transcription operations, the Company granted to Lonestar Medical Transcription USA, Inc. ("Lonestar") the non-exclusive rights to the VoiceCommander99(TM) code. In exchange for these rights, the Company received the rights to produce and resell 3,254 copies of Lonestar voice recognition software. During the third quarter of 2000, the Company contracted to market and sell the licenses and management estimates the re-sale value of the asset, less disposal costs, to be approximately $361,000. As a result, the Company recorded a writedown of $610,000.

6.EARNINGS PER SHARE

   Basic earnings per common share is based on the weighted average number of common shares outstanding during the period, while diluted earnings per common share considers all potentially dilutive securities that were outstanding during the period. The Company has potentially dilutive securities outstanding including stock options, warrants, convertible debt and convertible preferred stock. Both basic and diluted earnings per common share are the same for each of the periods presented as inclusion of such potentially dilutive securities was antidilutive.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

Overview

   e-DOCS' revenue is derived from the out-sourced medical transcription of patient records for physicians, clinics and hospitals through our wholly owned subsidiary e-DOCS Health Care Information Services, Inc. Our customer base includes approximately 1,600 physicians in four states.

   After ten months of use by physicians, we recognized that the voice recognition component of our previous product, VoiceCOMMANDER99(TM), was not generating the cost and labor savings previously believed possible. However, the market clearly indicated a preference for a browser-oriented tool for Internet-based transcription and medical records storage services. Utilizing the experience gained from our first Internet-based service, VoiceCOMMANDER99(TM), we have developed the next generation browser-based service, which we call the e-DOCS Physician Network (the "EPN").

   While we continue to provide medical transcription services, we are developing the EPN, through our wholly-owned subsidiary, e-DOCS Physician Network, Inc., as a medically centric, business-to-business application service provider. The EPN is designed to provide a secure, browser-based document handling solution directed at the independent transcription company and the nation's 637,000 physicians, a majority of whom practice in groups of five or less. We have used our experience in previously acquiring eight independent transcription companies to provide a common technology platform to these independent, capital-deficient businesses.

   We are attempting to design the EPN to become the standard technology platform for independent transcription, billing, and coding companies and the individual practicing physician. It is being developed in response to a need identified by our existing customer base for a simple, secure document handling solution to the daily needs of the medical services community.

   The EPN is being designed to provide an efficient Internet-based delivery system for medical transcription documents and an infrastructure for capturing, organizing, storing and retrieving medical information. The services may include medical transcription and storage, training, legacy system integration, and the electronic storage and retrieval of the physician's hand-written notes of a patient encounter. The EPN is designed to simplify how physicians interact with medical information, without attempting to change their current practice methodology. In addition, we believe the EPN will provide a streamlined, more efficient medical billing and accounts receivable management process for physicians.

   We intend to provide the services of the EPN on a monthly subscription basis. The transcription company can deliver its medically transcribed documents through the EPN browser, allowing physicians to review their transcription online and digitally sign the document. It will be available all of the time from any location upon authorization of the user.

   The basic browser based service will be provided to the physician at no cost. The EPN will offer secure, long-term, Health Insurance Portability and Accountability Act ("HIPAA")--compliant document storage for a monthly subscription fee. Other services anticipated to be provided include a basic online medical record, including the capture of the physician's handwritten patient notes without scanning. Our study of 42 practices throughout Texas and Colorado showed that only one in 14 physicians currently use an electronic medical record entry system. The remainder rely on handwritten patient notes. Our research indicates many physicians prefer a simple document solution that does not alter the way the physician practices medicine. We believe that use of the EPN will not disrupt the physicians' normal operating procedures. Additionally, cost reductions in medicine demand an approach based on use, rather than large, up-front investments.

   We believe that the important competitive advantage of the EPN will be its presentation of information to the physician rather than requiring the physician to search the Internet to find information and services. A medical search engine button will always be available adjacent to the patient record, allowing the physician instant access to this resource at all times. In addition, we plan to provide medical billing and receivable financing through our strategic partners. We further intend to enter into strategic relationships with well-known providers of other services, such as banking, travel and professional liability insurance, and an upgraded path to a more sophisticated medical record, if desired by the physician. The EPN will also provide access to the sale and distribution of pharmaceuticals through our site.

   Furthermore, the EPN will provide enabling infrastructure and services for secure, online medical transactions. It will provide an integrated service solution designed specifically for healthcare that will include roaming user credentials, complete audit trail, fraud detection and directed delegation of authority to medical records. Thus, the EPN is being designed to be a secure facility with "state of the art" protection.

Results of Operations

   Due to the evolution of our business strategy, we believe that our historical results of operations for the periods presented may not be directly comparable.

   The Company's Revenue is derived primarily from its wholly owned subsidiary e-Docs Health Care Information Services, Inc.

Revenue

   Our primary source of revenue was from the sale of transcription services. Net transcription service revenue decreased to $644,892 for the three months ended September 30, 2000 and $1,866,283 for the nine months ended September 30, 2000, a decrease of $810,303 and $1,469,822 respectively from the comparable periods in 1999. The decrease is primarily attributable to the sale of the net assets and contracts of certain of the Company's medical transcription services effective December 20, 1999. During the nine months ended September 30, 1999, we also generated $469,949 in revenue from the sale of bundled products comprised of software and hardware. There were no sales of bundled products in the three months ended September 30, 1999 or in the three and nine months ended September 30, 2000.

Cost of Sales

   Cost of sales for medical transcription consists primarily of labor costs. Cost of sales for medical transcription decreased $634,423 and $991,828 for the three and nine-month periods ending September 30, 2000, respectively as compared to the same periods in 1999, as a result of the reduced transcription revenues. Related gross margin on medical transcription services for the three and nine months ending September 30, 2000 was $174,691 and $457,572, resulting in a gross margin on transcription services of 27% and 25%, compared to 24% and 28% for the comparative periods in 1999. The decreased gross margin for the nine months ending September 30, 2000 primarily reflects increases in labor costs beginning in the third quarter 1999 resulting from a shortage in skilled medical transcriptionists.

   Cost of sales for bundled products for the nine months ended September 30, 1999 was $52,567 and related gross margin was $417,382.

Marketing and Sales Expense

   Marketing and sales expense consists primarily of marketing and sales salaries and commissions and advertising/promotional expenditures. Marketing and sales expense decreased to $10,700 and $30,136 for the three and nine months ended September 30, 2000, down approximately $120,000 and $450,000 for the comparative periods in 1999. The decrease is the direct result of our increased focus on the transcription business. The transcription industry does not require significant marketing efforts.

General and Administrative Expense

   General and administrative expense is comprised primarily of compensation and related expenditures for administrative and executive personnel, professional fees associated with legal, consulting, and accounting services, and general corporate overhead. General and administrative expense decreased for the three and nine months ended September 30, 2000 to $693,823 and $1,924,034, a decrease of approximately $730,000 and $3,440,000 from the same periods in 1999. The decrease was primarily attributable to decreases in compensation, legal & accounting fees, travel and consulting in 2000 related to the decreased level of operations, and reflecting in 1999 a high level of acquisition related activities.

   Compensation for the three and nine months ended September 30, 2000 decreased by approximately $670,000 and $1,500,000 from the same periods in 1999. The decrease reflected the headcount decreases for disposed operations, as well as a reduction in corporate office staff from 35 to seven.

   Legal and accounting fees for the nine months ending September 30, 2000 decreased by approximately $500,000 as compared to the same period in 1999. The first six months of 1999 reflected significant professional fees as a result of ongoing acquisition activities. The company has curtailed its acquisition policy with an emphasis on internal growth of its transcription business and development of the EPN. Legal and accounting fees increased by approximately $50,000 during the three months ending September 30, 2000 as compared to the same period in 1999, reflecting costs associated with registering for resale previously issued common stock, and legal costs, primarily for contracts, associated with the EPN.

   Consulting fees for the three and nine months ended September 30, 2000 decreased by approximately $80,000 and $410,000 compared to the same periods in 1999. The Company utilized consultants heavily in the acquisition process during 1999, including the assimilation of acquired companies. The company has curtailed its acquisition policy with an emphasis on internal growth, its transcription business and development of the EPN.

   Travel related costs decreased approximately $130,000 and $280,000 for the three and nine months ended September 30, 2000 to the comparative periods in 1999. Significant acquisition activities and a larger network of transcription companies in 1999 were the primary reasons for the decrease.

Prepaid Software Rights

   During 1999, the Company shifted its business focus away from voice recognition technology, discontinuing development of VoiceCommander99(TM) Effective December 20, 1999, in connection with the sale of certain transcription operations, the Company granted to Lonestar Medical Transcription USA, Inc. ("Lonestar") the non-exclusive rights to the VoiceCommander99(TM) code. In exchange for these rights, the Company received the rights to produce and resell 3,254 copies of Lonestar voice recognition software. During the third quarter of 2000, the Company contracted to market and sell the licenses and management estimates the re-sale value of the asset, less disposal costs, to be approximately $361,000. As a result, the Company recorded a writedown of $610,000.

Research and Development Expense

   Research and development expense consists primarily of personnel costs including salaries, benefits and consultant costs related to the research and preliminary development efforts on new software products. Research and development expense decreased to $0 and $13,172 for the three and nine months ended September 30, 2000, down approximately $190,000 and $670,000 from the comparative periods in 1999. The decrease in research and development costs is attributable to our change in business focus from software development to a transcription service provider. During 2000 the Company capitalized approximately $400,000 in development costs related to the EPN. In 1999 no development costs were capitalized.

   Through the period ended September 30, 2000, we have incurred operating losses, since our inception, of approximately $23.7 million. To date, our operations have not been profitable and there is no assurance that they will become profitable in the future. Significant acquisitions and dispositions in 1999 distort the comparability between periods and as to future operations.

Liquidity and Capital Resources

   At September 30, 2000 the Company had cash and cash equivalents of $1,323,583 and a working capital deficiency of approximately $494,000. This compares to cash and cash equivalents of $53,529 and a working capital deficiency of approximately $1,569,000 at December 31, 1999. The increase in working capital of approximately $1,075,000 is attributable to: cash received from exercise of stock options and warrants of approximately $840,000; common stock sold in Private Placements for $1,000,000; common stock issued for software development costs, compensation and services of $215,000, and approximately $370,000 from issuance of common stock reflected as a liability in the December 31, 1999 financial statements. These increases to working capital were offset by current year operating losses.

   We believe our cash position, less known commitments and contingencies, plus cash generated from operations should be adequate to fund our on-going operations and fund the development of the EPN through January 31, 2001. We will still require substantial additional capital during fiscal 2001 to implement and market the EPN.

   Our capital requirements will depend on many factors, including, cash flow from operations, additional working capital requirements, additional product development expenses and capital expenditures. To the extent that existing resources are insufficient to fund our operations in the short- or long-term, we will need to raise additional funds through public or private financings. We may not be able to raise additional financing on terms favorable to us or to our stockholders without substantial dilution of their ownership and rights. If we are unable to raise sufficient funds to satisfy either short- or long-term requirements, there would be substantial doubt as to our ability to continue as a going concern. We may be required to significantly curtail our operations, sell our transcription operations, significantly alter our business strategy, forego market opportunities or obtain funds through arrangements with strategic partners or others that may require us to relinquish material rights to certain of our technologies or potential markets.

Recent Accounting Pronouncements

   In December 1999, the SEC issued Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements" which provides guidance related to revenue recognition based on interpretations and practices followed by the SEC. We believe that our revenue recognition policy is in compliance with SAB 101 and do not believe that adoption of this Staff Accounting Bulletin has had a material impact on our financial position or results of operations.

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting of Derivative Financial Instruments and for Hedging Activities," which will be effective for fiscal year 2001. This statement was amended by SFAS No. 138 in June 2000 to further clarify SFAS No. 133. These statements establish accounting and reporting standards requiring that every derivative instrument, including derivative instruments embedded in other contracts, be recorded in the balance sheet as either an asset or liability measured at its fair value. These statements also require that changes in the derivative's fair value be recognized in earnings unless specific hedge accounting criteria are met. SFAS 133 and SFAS 138 are not anticipated to have a significant impact on our financial position or results of operations when adopted, since we currently do not engage in hedging activities.

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                              RECENT DEVELOPMENTS

Forbearance Agreements

   On May 3, 2000, the Company entered into a Forbearance Agreement with each of Hillel Bronstein, Stuart Szpicek, and Yaniv Dagan relating to the issuance of 575 shares of the Company's convertible Series 1 preferred stock to Cornell Transcription, Inc. as part of the purchase price under the terms of the Asset Purchase Agreement between AVRI Health Care Information Services, Inc., a Delaware corporation and wholly-owned subsidiary of the Company, and Cornell Transcription, Inc., a New York corporation of which Mr. Bronstein, Mr. Szpicek, and Mr. Dagan are shareholders. The terms of the Forbearance Agreements require Mr. Bronstein, Mr. Szpicek, and Mr. Dagan to not exercise any enforcement rights or remedies under, or with respect to, the Asset Purchase Agreement resulting from the Company's inability to register the shares of the Company's common stock underlying the Series 1 preferred stock until the earlier of when the common stock is registered or August 15, 2000. The affected shares were registered on August 11, 2000.

   As consideration for the forbearance, the Company granted Mr. Bronstein warrants to purchase 118,750 shares of common stock, granted Mr. Szpicek warrants to purchase 118,750 shares of common stock, and granted Mr. Dagan warrants to purchase 12,500 shares of common stock, for which the Company estimated and recorded $70,000 as additional cost. The Company also paid in stock interest to each of Mr. Bronstein, Mr. Szpicek and Mr. Dagan at a rate of 1% per month on the cash value of the shares of common stock held by, and owed to under the Forbearance Agreements, Mr. Bronstein, Mr. Szpicek and Mr. Dagan through the expiration of the forbearance period. In addition, the Company paid the legal fees of Mr. Bronstein and Mr. Szpicek totaling $40,000.

Changes in Management

  . Effective September 28, 2000, Timothy J. Connolly, our founder, resigned his positions as president, chief executive officer and chairman of the board of directors, but will continue to advise us and focus his efforts on capital formation, investor relations and business development;

  . Effective October 1, 2000, J. William Boyar was named chairman of the board;

  . Effective October 2, 2000, James G. Springfield became our president, chief executive officer and vice chairman of our board of directors;

  . Effective July 31, 2000, Anna M. Goss joined us as controller;

  . Effective September 1, 2000, Russ M. Douglas resigned as our chief technology officer; and

  . Michael H. Leggett has been named director of technology to direct the technical development for the EPN.

Employment Agreement

   On August 29, 2000, we entered into an employment agreement with James G. Springfield, our new president, chief executive officer and vice chairman of our board of directors. The term of the agreement commenced October 2, 2000 and will continue for an initial term expiring on December 31, 2003. The expiration date automatically will be extended for successive one year periods following the expiration of the initial term unless the agreement is otherwise terminated in accordance with its terms. The agreement may be terminated either by Mr. Springfield or us by written notice at least 90 days before the expiration of the initial term or any succeeding one year term. We have agreed to pay Mr. Springfield as follows:

  . for the period from the commencement date until August 31, 2001, a monthly base salary of $14,166;

  . for the period from September 1, 2001 until August 31, 2002, a monthly base salary of $15,000;

  . for the period from September 1, 2002 until the expiration date, a monthly base salary of $16,666.

   In addition to his base salary, Mr. Springfield is entitled to receive a bonus of up to 100% of his base salary provided he meets certain performance criteria set by our compensation committee. Mr. Springfield also is entitled to participate in all health, dental, disability, life insurance and other benefit programs we now have or may establish in the future.

   We have granted Mr. Springfield incentive stock options to purchase 3,600,000 shares of our common stock, subject to our stockholders' approval of the proposals to amend our 1997 incentive plan and to increase our authorized common stock. The exercise price of the options is $0.31 per share, the fair market value of our common stock on the date of grant. One-twelfth of the options vest on the last day of each of the first 12 calendar quarters during the initial term. The options also are subject to forfeiture if Mr. Springfield is terminated for cause or if he terminates the agreement before the expiration of the initial term, and are subject to accelerated vesting upon a change in control and certain other circumstances.

   We currently do not have a sufficient number of shares of common stock available for issuance as incentive stock options under our 1997 incentive plan to provide Mr. Springfield with all of the options granted. In addition, we do not have a sufficient number of shares of common stock authorized for issuance under our certificate of incorporation to issue common stock upon full exercise of Mr. Springfield's options. Therefore, Mr. Springfield's options are subject to our stockholders' approval of the proposal to increase the number of shares issuable under our 1997 incentive plan, and the proposal to increase the number of authorized shares of common stock under our certificate of incorporation. These proposals will be considered and voted on at our 2000 annual meeting of stockholders on December 11, 2000.

G-51 Capital

   In July 1999, we entered into a convertible promissory note and warrant purchase agreement, which was amended in November 1999, with G-51 Capital, an affiliate of N. Rudy Garza who is a member of our board of directors. The note had a stated principal amount of $250,000 and bore interest at 9%. The note was secured by a security interest in certain of our assets. Effective October 26, 2000, the note was converted into 1,804,747 shares of our common stock at an adjusted price of $0.15 per share, based on the pricing used in our September 2000 private placements. The warrant is exercisable into 833,333 shares of our common stock at an exercise price of $1.25 per share.

Description of Capital

   Under our amended and restated certificate of incorporation, our authorized capital stock consists of 50,000,000 shares of common stock, par value $.001 per share, and 2,000,000 shares of preferred stock, par value $.10 per share. As of October 31, 2000, we had 49,120,547 shares of our common stock outstanding. In addition, we had:

  . 2,978 shares of series 2 preferred stock outstanding, which are convertible at the holder's option into 312,743 shares of our common stock;

  . outstanding options that are exercisable for 6,378,221 shares of our common stock (of which 1,866,795 are currently vested);

  . outstanding warrants that are currently convertible into 4,777,232 shares of our common stock; and

  . outstanding promissory notes that are convertible into 3,392,000 shares of our common stock.

   We do not currently have a sufficient number of shares of authorized common stock to meet these obligations; however, a proposal to increase our authorized common stock to 85,000,000 shares will be considered and voted upon at our 2000 annual meeting of stockholders on December 11, 2000.

Need for Increase in Authorized Capital Stock

   If holders of our outstanding convertible notes options and warrants were to attempt to convert the notes or exercise the options or warrants before the time of the adoption of an amendment to our certificate of incorporation to sufficiently increase our authorized common stock, or if the amendment is not ultimately adopted, then we could face substantial potential liabilities to the holders of the convertible notes, warrants and options due to our failure to be able to issue them the required common stock.

Name Change

   A proposal to change our name to e-DOCS.MD, Inc. will be considered and voted on at our 2000 annual meeting of stockholders on December 11, 2000. We believe that the name e-DOCS.MD, Inc. more accurately reflects our business and is more consistent with our ongoing operations.